Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Entegris, Inc.:

We consent to incorporation by reference in the registration statements on Form S-8 (No. 333-53382) and on Form S-3 (No. 33-105962) of Entegris, Inc. of our reports dated October 28, 2004, relating to the consolidated balance sheets of Entegris, Inc. and subsidiaries as of August 28, 2004 and August 30, 2003, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the fiscal years in the three-year period ended August 28, 2004, and the related financial statement schedule which reports appear in the August 28, 2004 annual report on Form 10-K of Entegris, Inc.

/s/ KPMG LLP

Minneapolis, Minnesota

November 11, 2004